EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
SJW Corp:

We consent to the use of our report dated February 28, 2014, with respect to the consolidated balance sheets of SJW Corp. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2013, the financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10‑K of SJW Corp., incorporated herein by reference.

/s/ KPMG LLP
Santa Clara, California
May 8, 2014